SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of July 2002
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                         Form 20-F  X     Form 40-F
                                   ---              ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes         No  X
                                   ---        ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                           Genesys Conferencing Logo


          Genesys Conferencing Announces Closing of Second Call Center

                   Call Center Consolidation Plan On Schedule


Denver, Colorado and Montpellier, France - July 9, 2002 -- Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist announced today the call center consolidation plan continues to progress on schedule. The Company's call center in Denver, Colorado was closed at the end of the second quarter and its call volumes were successfully transitioned to other call centers.

Earlier this year the Company announced plans to consolidate its call center operations in North America to provide higher levels of customer service and improve operating efficiencies. The plan included the consolidation of six North American call centers into three multimedia call centers. The operating centers affected included Bedford, Massachusetts and Denver, Colorado, which are now closed, and Montgomery, Alabama, which is expected to close in the third quarter.

Genesys estimates that the annual cost savings resulting from this consolidation should range from (euro)3.5 million to (euro)4.0 million


Forward-Looking Statements
This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the form 20-F which was filed by Genesys with the Securities and Exchange Commission on June 12, 2002. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.


About Genesys Conferencing

Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).


Euronext: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP www.genesys.com


Contacts:
Michael E. Savage
Executive Vice President & Chief Financial Officer
Direct Line: +33 4 99 13 27 34
mike.savage@genesys.com

The following are the materials sent to holders of our American Depositary Receipts by the Depositary in connection with our annual general shareholders meeting.

                                     Genesys
                 Societe anonyme au capital de 76.405.285 Euros
                   Siege social: Le Regent 4, rue Jules Ferry
                                34001 Montpellier


RCS Montpellier B 339 697 021

BOARD OF DIRECTORS REPORT TO THE SHAREHOLDERS MEETINGS


Ladies and Gentlemen,

We convened this Combined Ordinary and Extraordinary General Meeting to seek shareholders' approval of the following resolutions:


Social Annual Financial Statements -Release- Consolidate Annual Financial Statements- Allocation of Result - Regulated Agreements--

The first items on the agenda are the approvals of the Social Financial Statements (1st Resolution), the Consolidated Financial Statements (3rd Resolution), the allocation of the results (2nd Resolution), and approval of the Regulated Agreements (4th Resolution).

Board of Directors

As the terms of office for Francois Legros and Jean Jacques Bertrand shall expire June 2002, we submit for shareholder approval the renewal of their terms. The three year renewal shall expire after the General Meeting convened to review the Financial Statement for the financial year 2004 (6th & 7th Resolutions).

Another item submitted for shareholder approval is the amount of Director's fees to allocate for the current fiscal year. We propose that the fees be set at 150,000 (euro) to share between the Directors (5th resolution).


Authorization to be Granted to the Board of Directors in Order to Carry Out Transactions on the Company's Shares

Pursuant to the provisions of Articles L.225-209 et seq. of the French Commercial Code, we propose to purchase shares of the company for eighteen months and with a limit of 0.5% of the capital.

The company will intervene according to market situations; or to regularize the market price of the share by systematic intervention against the trend on the market; or to implement any stock option plan (plan d'options d'achat et de souscription d'actions) of the company in the context of the provisions of Articles L.225-177 et seq. of the French Commercial Code and Articles L.443-1 et seq. of the French Labor Code; or to deliver shares (as exchange, payment or otherwise) in the context of external growth transactions; or to deliver shares during the exercise of rights attached to securities which give, through reimbursement, conversion, exchange, presentation of a warrant or any other means, to be granted shares of the company; or to implement an asset and financial management policy including the conservation or assignment of said shares.

The number of shares that the company will hold at any time whatsoever shall not exceed 10 % of the shares forming the company's capital.

The maximum purchase price for the shares shall be 60 euros per share. The minimum sale price for the shares shall be 5 euros per share.

Before implementing this new plan, the Company had previously set up a similar plan in 2000. Today the Company owns 14,271 shares.


Delegations to Give to the Board with Respect to Financial Authorizations

Last year, the Assembly had given to the Board of Directors the authorizations necessary in order to choose, at any time, a large range of securities giving access to capital.

The General Meeting of April 23, 2001 provided to the Board a global authorization of twenty-six months, allowing issuance with or without preferential subscription rights, of any securities granting access, immediately or in the future, to company shares with a limit of (euro) 30 Million.

The same Assembly had given the authorization to the Board to issue Bond back payment in shares. Those Bonds had been reserved to a Genesys affiliate in order to compensate the Astound Shareholders.

In the scope of those delegations, the Board of Directors had decided:

>> To issue 3,446,969 new shares on April 24, 2001 without preferential subscription rights. Those shares had been issued under the form of American Depositary Share (ADS) in exchange for all Vialog Corp. shares brought in the frame of the exchange operation realized on the Vialog Corp. company. This exchange operation had been extended to the 2.400.694 Vialog Stock Options which could be added to the 10.284.854 Vialog shares. The exercise of all Stock Options could give the right to issue 804.593 new Genesys shares.
>> To issue 1.103.200 Bonds paid back in Genesys shares in the scope of the Astound acquisition. Those Bonds have a duration of 10 with an interest rate of 1%.
>> To issue, on October 25, 2001, 1.520.380 new Genesys shares without preferential subscription rights for a nominal value of 7.601.900 (euro). This issue had been realized in order to maintain the technical plate-form capacity, to confront the increasing volume activity, to keep the security margins and to assure the development of our services.

Today, we request that you provide new delegations in order to:

     >> Issue bonds or other securities representing receivables, up to a maximum total nominal amount of one hundred million euros ((euro)100 million) (9th Resolution).
     >> Issue shares and/or other securities granting access, immediately or in the future, to shares of the company, with preferential subscription rights with a limit of thirty million euros ( (euro) 30 Million) (11th Resolution).
     >> Issue shares and/or other securities granting access, immediately or in the future, to shares of the company, without preferential subscription rights with a limit of thirty million euros ((euro) 30 Million) (12th Resolution).
     >> Increase the capital through incorporation of premiums, reserves, profits or through other means, with a limit of ten millions euros ((euro)10 Million).
     >> Authorize the Board of Directors to proceed to the share capital increase through issuance of shares reserved for employees with suppression of preferred subscription rights in favor of the latter with a limit of five million euros ((euro) 5 Millions).
     >> To approve a new Stock Option subscription plan limited at 600,000 Options (16th Resolution). We call your attention to fact that four plans have already been approved: the first plan was approved in 1998 and authorized the grant of 412,890 options, the second plan was approved in 1999 and authorized the grant of 230,504 options, and the third plan was approved in 2000 and authorized the grant of 550,000 options and the fourth plan was approved in 2001 and authorized the grant of 550,000 options. To date 7,198 stock options have been exercised. Furthermore the exchange operation between Vialog and Genesys had been extended to the 2.400.694 Vialog Stock Options which could be added to the 10.284.854 Vialog shares. The exercise of all Stock Options could give right to issue 804.593 new Genesys shares. To date 261,110 "Vialog" Options had been exercised and the Company had issued 87,510 new shares.
     >> Authorize the Board of Directors to use the authorizations of capital increase without preferential subscription rights in case of a Public Offering for the Company (18th Resolution).

Updating the Genesys By-Laws with Respect to the New Law Voted on May 15, 2001.

On May 15, 2001, the Law on the New Economic Regulations reformed the Commercial Law. Genesys must be in compliance with this new law and must amend its by-laws, therefore the Board of Directors has decided to update all the by-Laws.

The main characteristics of this reform are the conditions of the Officers functions and the role of the Board of Directors. This decision will be taken by the Board of Directors after the adoption of the new by-Laws at the General Meeting. Other modifications imposed by the new Law include:
     1. the possibility, for a listed company, to ask the intermediary holding securities on behalf of another person to disclose the name of the owner of the shares in order to identify its shareholders;
     2. the extension of the regulated agreements to the shareholders which own more than 5% of the voting rights; and
     3.  the approval by the General Meeting of the consolidated accounts.

The company has decided to set up a threshold crossing when an individual or a group of shareholders hold more than 1% of the capital. The implementation of a double voting right is also proposed in the article 11 of the by-laws.

Contribution Project of Genesys SA Business Activity to Genesys Conferencing France SA

Genesys SA wishes to bring to Genesys Conferencing France SA its business activity branch of teleconferencing and group virtual communication services.

Genesys Conferencing France SA is the new division of the Genesys Group, created after the acquisitions of different companies (Mediactiv, Axone Multimedia, EBCS, Cote&Com). Genesys Conferencing France SA is specialized in the virtual communication services on the web and proposes services using the opportunities offered by the Internet Technologies and the rich media.

Genesys SA owns 99,99% owned of Genesys Conferencing France SA.

Furthermore, the huge development of the Genesys Group during recent years has had an important overlap of activities. Today, as a consequence of such development, Genesys SA exercises two activities:

     >> One Corporate activity on behalf of all the French and foreign companies of the group; and
     >> One Commercial activity related to the teleconferencing and group virtual communication services, (namely audioconference, dataconference, webconference, eventstreaming), and services using the opportunities offered by the Internet technology and the rich media.

The solution of the assets contribution envisioned between Genesys SA and Genesys Conferencing France SA has been chosen in order to rationalize the activities exercised by both companies:

     >> The operation envisaged leans towards a specialization by each company in their activities in order to make them more competitive.:
             o Genesys will continue to exercise one Corporate activity for all the Genesys subsidiaries after this operation of contribution;
             o Genesys Conferencing France SA will exercise all the business core activities of Genesys Group.

     >> The operation envisaged leans towards increasing the profitability of every activity exercised for the shareholders.
     >>  The operation envisaged leans towards to realization of scale savings.

Both companies have decided to undertake this project of contribution to the French regime of the spin-off, pursuant to the provisions of Articles L.236-22 of the French Commercial Code.

Both parties have decided that the contribution project will take retroactive effect on January 1, 2002 and not after the shareholders' approval of the project by the Genesys SA & Genesys Conferencing France SA Extraordinary General Meetings.

A commissioner for the spin-off had been appointed by the President of the French Commercial Court of Creteil in order to evaluate the business contribution.

The contribution will paid by the issuance of 111,671 new Genesys Conferencing France SA shares with a face value of 8 (euro), the contribution being estimated to 1,367,810 (euro) .

Please vote on the resolutions proposed.

                             The Board of Directors

                                     Genesys
                 Societe anonyme au capital de 76.405.285 euros
              Siege social : L'Acropole, 954-980 Avenue Jean Mermoz
                                34000 Montpellier
                                     France
                          RCS Montpellier B 339 697 021


Directors
Francois Legros
Chairman and Chief         First elected:               June 1997
Executive Officer
                           Term expires:                June 2002
                           Principal occupation:        Chief Executive Officer, Genesys
                           Other directorships and      Genesys Conferencing Inc.
                           business experience:         Genesys Conferencing Ltd
                                                        Genesys Conferencing Ltd (HK)
                                                        Genesys Conferencing Pte Ltd
                                                        Genesys Conferencing Pty Ltd
                                                        Maga Fund Ltd
                                                        Astound Inc

Jean-Jacques Bertrand
Director                   First elected:               October 1998
                           Term expires:                June 2002
                           Principal occupation:        Managing Director, BNP Paribas Private Equity
                           Other directorships and      Former Executive Vice President, Head of Communications
                           business experience:         Industry at Banexi; Director of Multitel (Spain) and
                                                        Firstmark France.

Jean-Charles Bouillet
Director                   First elected:               March 2000
                           Term expires:                June 2003
                           Principal occupation:        Director for Corporate Development, Unilog S.A. France
                           Other directorships and      Director of Shangai Integrata
                           business experience:

Patrick S. Jones
Director                   First elected:               June 2001
                           Term expires:                June 2004
                           Principal occupation:        Retired
                           Other directorships and      Chairman of the Board, Dione Plc; Director of
                           business experience:         InterTrust Technologies Inc. and QRS Corp.; Former
                                                        Senior Vice President, Chief Financial Officer, Gemplus
                                                        S.A.; Former Vice President and Corporate Controller of
                                                        Intel Corp.

Philippe Piriou
Director                   First elected:               2000
                           Term expires:                June 2002
                           Principal occupation:        Investment Director, Part'Com
                           Other directorships and      Representative of In Com SA to Jeriko et FA Technology
                           business experience:         Representative of  Part Com SA to C2A

Alan Senter
Director                   First elected:               2001
                           Term expires:                June 2004
                           Principal occupation:        Chairman, AZ Senter Consulting
                           Other directorships and      Director of XL Capital Ltd. and Spectrographincs Inc.;
                           business experience:         Former Executive Vice President and Chief Financial
                                                        Officer of NYNEX Corporation.




Senior Management

         The names, positions and business experience of our senior officers are as follows:

         Francois Legros, Chairman and Chief Executive Officer. Mr.Legros has been our Chairman and Chief Executive Officer since June 1997.

         David Detert, Executive Vice President, Networks & Infrastructure. Mr. Detert joined our company in October 1997 as Executive Vice President, Business Development.

         Andrew Pearce, Executive Vice President, Europe. Mr. Pearce has been our Executive Vice-President, Europe since January 2000.

         Margie Medalle, Executive Vice President and Chief Operating Officer, North America. Ms. Medalle has been our Executive Vice President and Chief Operating Officer, North America since April 2001.

         Olivier Fourcade, Executive Vice President, Asia Pacific. Mr.Fourcade, our Executive Vice President, Asia Pacific, joined our company in 1991.

         Jim Huzell, Chief Operating Officer. Mr. Huzell joined our company as Chief Operating Officer in 2000.

         Michael E. Savage, Executive Vice President and Chief Financial Officer. Mr. Savage joined our company as Executive Vive President and Chief Financial Officer in September 2001.

         Marie Capela-Laborde, Executive Vice President, Group General Counsel & Secretary. Ms. Capela Laborde has served as our Executive Vice President General Counsel & Secretary since July 2001.

         Rolf Dahlin, Chief Executive Officer, Video Division. Mr. Dahlin has been the Chief Executive Officer of our Video Division since October 2001.

         Kailash Ambwani, Chief Strategy Officer. Mr. Ambwani has been our Chief Strategy Officer since January 2002.

                                  G E N E S Y S
           A French societe anonyme with a capital of 76.405.285 euros Registered office: "L'Acropole" 954/980 Avenue Jean Mermoz
                                34000 Montpellier

          Registry of Commerce and Companies of Montpellier 339 697 021

                        ---------------------------------


Ladies and Gentlemen,

We have the pleasure to invite you in, our headquarters, to our next General Meeting on June 17, 2002, or, in the alternative, on June 28, 2002 if the quorum is not reached on June 17th. You will find below the text of the resolutions to be adopted.


                   TEXT OF THE RESOLUTIONS TO THE ORDINARY AND

                       EXTRAORDINARY SHAREHOLDERS' MEETING


FALLING WITHIN THE ORDINARY SHAREHOLDERS' MEETING


First resolution (Approval of the corporate financial statements and discharge to directors)

The Shareholders' Meeting, ruling under the quorum and majority conditions required for ordinary shareholders' meetings, having read the management report of the Board of Directors and the general report of the statutory auditors, approved the balance sheet, the profit and loss statement and the notes thereon for the fiscal year ended December 31, 2001, as they were presented to it, as well as all transactions reflected in such financial statements or summarized in such reports.



Second resolution (Allocation of profit and loss)

The Shareholders' Meeting noticed that the company achieved, for the fiscal year ended December 31, 2001, a loss amounting to (62,178,974.44) euros that it decided to allocate to the "Carry Forward". The "Carry Forward" has consequently a negative balance of (60,001,234.18) euros. The Shareholders' Meeting furthermore acknowledged that no dividend had been distributed in respect to the previous three fiscal years.



Third resolution (Approval of the consolidated financial statements)

The Shareholders' Meeting, ruling under the quorum and majority conditions required for ordinary shareholders' meetings, having read the reports of the Board of Directors and statutory auditors, approved the consolidated financial statements for the fiscal year ended December 31, 2001, as they were presented to it, as well as all transactions reflected in such financial statements or summarized in such reports.

Fourth resolution (Agreements referred to in Article L.225-38 of the French Commercial Code)

The Shareholders' Meeting, ruling under the quorum and majority conditions required for ordinary shareholders' meetings, having read the special report of the statutory auditor drawn up pursuant to Article L.225-40 of the French Commercial Code, approved the transactions and agreements mentioned therein.



Fifth resolution (Determination of the amount of the directors' fees)

The Shareholders' Meeting set at 150,000 euros the amount of directors' fees to be allocated between the directors for the current fiscal year and for each of the following fiscal years until a new decision is made.



Sixth resolution (Renewal of the term of office of a director)

The Shareholders' Meeting, ruling under the quorum and majority conditions required for ordinary shareholders' meetings, renewed for a three-year period the term of office as director of Mr. Francois Legros, residing at 8 rue Foch, 34000 Montpellier.

Consequently, his term of office will expire upon adjournment of the ordinary Shareholders' Meeting called to rule on financial statements for the fiscal year 2004.



Seventh resolution (Renewal of the term of office of a director)

The Shareholders' Meeting, ruling under the quorum and majority conditions required for ordinary shareholders' meetings, appointed as director, for a three-year period, Mr. Jean Jacques Bertrand, residing at 148 avenue de Clichy, 75017 Paris.

Consequently, his term of office will expire upon adjournment of the ordinary Shareholders' Meeting called to rule on the financial statements for the fiscal year 2004.

Eight resolution (Authorization to be granted to the Board of Directors in order to carry out transactions on the company's shares)

The shareholders' meeting, ruling under the quorum and majority conditions of ordinary shareholders' meetings, having read the report of the Board of Directors, authorized the Board of Directors, pursuant to the provisions of Articles L.225-209 et seq. of the French Commercial Code, to purchase shares of the company:

         o   according to market situations;

                  or with a view, in particular:

         o to regularize the market price of the share by systematic intervention against the trend on the market; or

         o to implement any stock option plan (plan d'options d'achat et de souscription d'actions) of the company in the context of the provisions of Articles L.225-177 et seq. of the French Commercial Code; or

         o to implement any stock option plan by the employees under the conditions provided for by the law, in particular Articles L.443-1 et seq. of the French Labor Code; or

         o to deliver shares (as exchange, payment or otherwise) in the context of external growth transactions; or

         o to deliver shares during the exercise of rights attached to securities giving right, through reimbursement, conversion, exchange, presentation of a warrant or any other means, to be granted shares of the company; or

         o to implement an asset and financial management policy including the conservation or assignment of said shares.

The purchases of shares of the company may relate to a number of shares such as:

         o the number of shares that the company purchases during the repurchase program does not exceed 0.5% of the shares forming the company's capital, i.e., for information purposes, as at December 31, 2001, 381,776 shares;

         o the number of shares that the company will hold at any time whatsoever does not exceed 10 % of the shares forming the company's capital.

The acquisition, assignment or transfer of the shares may be carried out at any time (including during tender offer) and through any means, on the market or over-the-counter, including through acquisition or assignment of blocks or use of options or other derivative products traded on a regulated market or over-the-counter and set-up of optional strategies.

The maximum purchase price for the shares in the context of this resolution will be 60 euros per share (or the equivalent of such amount on the same date in any other currency).

In case of resale on the market, the minimum sale price for treasury shares acquired in the context of the share repurchase programs authorized by this shareholders' meeting or prior shareholders' meetings will be 5 euros per share (or the equivalent of such amount on the same date in any other currency).

The global amount allocated to the share repurchase program authorized above may not be greater than 22,906,560 euros.

Such authorization deprives any effect as from this day and up to the portion not used yet, if any, any prior delegation granted to the Board of Directors for the purpose of carrying out any transaction on the shares of the company. It is granted for an eighteen-month period as from this day.

The shareholders' meeting delegated to the Board of Directors, in case of modification of the par value of the share, capital increase through incorporation of reserves, granting of free shares, regrouping of securities, distribution of reserves or any other assets, amortization of the capital, or any other transaction relating to working capital, the power to adjust the aforementioned purchase and sale price in order to take into account the effect of such transactions on the share value.

The shareholders' meeting grants all powers to the Board of Directors, with possibility to sub-delegate under the legal conditions, in order to decide and carry out the implementation of this authorization, to specify the terms thereof, if necessary, and to decide the terms and conditions thereof with possibility to delegate under the legal conditions the completion of the purchase program, and in particular to put in any order, to enter into any agreement, with a view to the keeping of share purchase or sale registers, to make any declarations with the Commission des operations de bourse, the Conseil des marches financiers and any other authority substituting therefor, to carry out all formalities and, generally, to do all necessary actions.



Nineth resolution (Authorization to be given to the Board of Directors in order to issue bonds)

The shareholders' meeting, ruling under the quorum and majority conditions of ordinary shareholders' meetings, having read the report of the Board of
Directors:

- authorized the Board of Directors to issue, both in France and abroad, in euros or any other currency or monetary unit set up by reference to several currencies, at one or more times, by public issue or private investment, bonds or other interest notes granting for a same issue a same receivable on the company, in particular fixed-term or unsubordinated securities, bearing interest at fixed or variable rate or zero coupon and alike or not with warrants entitling to granting, acquisition or subscription of bonds or other securities representing receivables, up to a maximum total nominal amount of one hundred million euros or its equivalent in any other currency or monetary unit set up by reference to several currencies on the day of the issuance decision; it being specified that such maximum nominal amount globally applies to bonds or other receivables issued directly or further to the exercise of warrants, but does not include reimbursement premium, if planned, and the tradable receivables, within the meaning of Articles L.213-1 through L.213-4 of the French Monetary and Financial Code, are not concerned by this authorization;

- delegated to the Board of Directors all powers to set the amounts, forms and periods, rates and conditions of issuance, amortization and reimbursement of securities to be issued, including the terms and conditions of amortization or early reimbursement with fixed or variable premium or without premium, and, if necessary, to grant them guaranties or sureties;

- authorized the Board of Directors to provide, if necessary, the reimbursement of the bonds by delivery of assets by the company;

- authorized the Board of Directors to decide that the bonds would have the nature of fixed or indefinite term subordinated securities or would have the features of index-linked bonds or complex bonds within the meaning of the Commission des operations de bourse and the Conseil des marches financiers (for example, due to their terms and conditions of reimbursement or remuneration or other rights such as indexing, option possibility);

- accordingly granted all powers to the Board of Directors with a view to the completion of such borrowings and specified that the Board of Directors would have the complete freedom to set the features of the bonds and the warrants attached to the bonds, if any.

Such authorization deprives of effect, as from this day and up to the portion not used yet, if any, any prior delegation granted to the Board of Directors for the purpose of issuing bonds. It is granted for a twenty-six-month period as from this day.

The Board of Directors may, pursuant to the law, and according to the terms and conditions it sets, sub-delegate to its chairman or any of its members the powers granted to it by this resolution, with the empowered person being responsible for informing it, under the conditions set by the Board of Directors, of the performance of his assignment.



Tenth resolution (Powers to carry out formalities)

The Shareholders' Meeting granted all powers to the bearer of an original, a copy, or an extract from these minutes in order to carry out all formalities of filing, publicity and other where necessary.



FALLING WITHIN THE EXTRAORDINARY SHAREHOLDERS' MEETING


Eleventh resolution (Delegation to be given to the Board of Directors in order to carry out the share capital increase through issuance - with preferred subscription right - of shares and/or other securities granting access, immediately or in the future, to shares of the company)

The shareholders' meeting, ruling under the quorum and majority conditions required for extraordinary shareholders' meetings, having read the report of the Board of Directors and the special report of the statutory auditors and pursuant to the provisions of Article L.225-129-III of the French Commercial Code, in particular paragraph 3:

1. Delegated to the Board of Directors the necessary powers in order to proceed the share capital increase, at one or more times, in France or abroad, under such proportion and at such periods as it might deem appropriate, either in euros or in any other currency or monetary unit set up by reference to several currencies, by issuance of shares or other securities, including autonomous subscription warrants, issued with or without consideration, granting access immediately or in the future, at any time or fixed date, to shares (new or already issued) of the company through subscription, conversion, exchange, reimbursement, presentation of a warrant or any other means (such securities including bonds with stock options, bonds convertible into shares and bonds exchangeable into shares referred to in, and governed by, Articles L.225-150 et seq., L.225-161 et seq. and L.225-168 et seq. of the French Commercial Code, respectively); it being specified that the subscription of shares and other securities may be carried out either in cash, or by set-off of receivables, and that shall be excluded any issuance of preferred shares with or without voting right or investment certificates;

2. Decided to set as follows the limits of the amounts of issuance authorized in case of use by the Board of Directors of this delegation:

         o the maximum nominal amount of the capital increases likely to be carried out, directly or not, from the issuance of shares or securities referred to above should be set at thirty million euros; it being specified that the nominal amount of any capital increase likely to be carried out, directly or not, pursuant to the twelfth and thirteenth resolutions of this meeting should be charged over such amount;

         o the nominal amount of the shares to be possibly issued in addition, in case of new financial transactions, to preserve, in accordance with the law, the rights of holders of securities granting access in the future to shares should be charged on the threshold above, if necessary;

         o the global maximum nominal amount of the issuance of securities representing receivables on the company granting access to the capital might not exceed thirty euros or the equivalent on such day of such amount in any other currency or any other monetary unit by reference to several currencies; it being specified (i) that such amount is independent from the amount of the bonds and other interest notes likely to be issued in accordance with the ninth resolution of this meeting and (ii) that the nominal amount of interest notes likely to be issued pursuant to the twelfth resolution of this meeting should be charged on such amount;

3. Set at twenty-six months, as from the day of this meeting, the term of validity of this delegation;

4.  In case of use by the Board of Directors of this delegation:

         o decided that issuance would be reserved in priority to shareholders who might subscribe as of right (a titre irreductible) in proportion to the number of shares then owned by them;

         o furthermore granted to the Board of Directors the possibility to institute a subscription right for remaining securities (a titre reductible);

         o took note and decided, insofar as necessary, that this delegation would automatically entail, in favor of holders of issued securities, waiver by the shareholders of their preferred subscription right to the shares to which the issued securities would entitle immediately or in the future;

         o decided to suppress the preferred subscription right of shareholders to shares issued through conversion of bonds or exercise of autonomous warrants;

         o decided that if the subscriptions as of right and for remaining securities, if any, have not absorbed the aggregate issuance, the Board of Directors may use, under the conditions provided for by law and in such order as it might determine, either of the possibilities below:

         - limiting the issuance to the amount of the subscriptions provided that such amount reaches at least three-quarter of the decided issuance;

         - freely allocating all or part of the issued and unsubscribed securities;

         - offering to the public, by public issue, all or part of the issued and unsubscribed securities, on the French market and/or abroad and/or on the international market.

5. Decided that the Board of Directors should have all powers, with possibility to sub-delegate under the conditions set by law, to implement this delegation, for the purpose, in particular, of:

         o  determining the class of securities to be issued;

         o deciding the amount to be issued, the issuance price as well as the amount of the premium which may be requested during the issuance, as the case may be;

         o determining the dates and terms and conditions of issuance, the nature, features of the securities to be created; deciding, furthermore, in the case of interest notes, subordinated or not, to set their interest rate, duration and other terms and conditions of issuance and amortization;

         o determining the method of payment of the shares or other securities to be issued immediately or in the future;

         o setting, if necessary, the terms and conditions of exercise of the rights attached to the shares or securities to be issued and, in particular, deciding the date, even retroactive, from which the new shares would bear interest, determining the terms and conditions of exercise of the rights to conversion, exchange, reimbursement, if any, including by delivery of assets of the company such as shares or securities already issued by the company, as well as all other terms and conditions of completion of the issuance;

         o setting the terms and conditions according to which the company will have, as the case may be, the possibility to purchase or exchange on the stock exchange, at any time or during determined periods, the securities issued or to be issued immediately or in the future with a view of canceling them or not, considering the legal provisions;

         o providing for the power to possibly suspend the exercise of the rights attached to such securities for a maximum three-month period;

         o at its sole initiative, charging the capital increase cost on the amount of the premiums related thereto and withdrawing on such amount the sums necessary to amount the legal reserve to one-tenth of the new capital after each capital increase;

         o proceeding to any adjustments required pursuant to the legal and regulatory provisions in order to take into account the consequence of transactions on the company's capital, in particular modification of the par value of the share, capital increase through incorporation of reserves, free granting of shares, regrouping of securities, distribution of reserves or any other assets, amortization of the capital, or any other transactions relating to working capital, and setting the terms and conditions according to which the preservation of the rights of holders of securities granting access in the future to the capital will be ensured, if necessary;

         o noting the completion of each capital increase and proceeding to subsequent modifications of the by-laws;

         o generally, entering into any agreement, in particular to off the contemplated issuance successfully, taking all measures and carrying out all formalities useful for the issuance, listing and financial payment of the securities issued pursuant to this delegation as well as the exercise of the rights attached thereto.

6. Took note that this delegation deprived of effect as from this day up to the portion not used yet, if any, all prior delegations relating to the issuance, with preservation of the preferred subscription right, of securities granting access, immediately or in the future, to a portion of the company's share capital.

7. Took note of the fact that, in the event that the Board of Directors would use the delegation granted to it in this resolution, the Board of Directors would report to the following ordinary shareholders' meeting, pursuant to Article L.225-129-V, paragraph 3, of the French Commercial Code, the use made of the authorizations granted in this resolution.



Twelfth resolution (Delegation to be given to the Board of Directors to carry out the share capital increase through issuance - without preferred subscription right - of shares and/or other securities granting access, immediately or in the future, to shares of the company)

The shareholders' meeting, ruling under the quorum and majority conditions required for extraordinary shareholders' meetings, having read the report of the Board of Directors and the special report of the statutory auditors and pursuant to the provisions of Article L.225-129-III of the French Commercial Code, in particular paragraph 3, as well as Article L.225-148 of said Code:

1. Delegated to the Board of Directors the necessary powers in order to proceed to the share capital increase, at one or more times, under such proportion and at such periods as it might deem appropriate, on the French market and/or the foreign markets and/or the international market, through public issue, either in euros or in any other currency or monetary unit set up by reference to several currencies, by issuance of shares or other securities, including autonomous warrants, issued with or without consideration, granting access immediately or in the future, at any time or fixed date, to shares (new or already issued) of the company through subscription, conversion, exchange, reimbursement, presentation of a warrant or otherwise (such securities including bonds with equity warrant, bonds convertible into shares and bonds exchangeable into shares referred to in, and governed by, Articles L.225-150 et seq., L.225-161 et seq. and L.225-168 et seq. of the French Commercial Code, respectively); it being specified that the subscription of shares and other securities may be carried out either in cash, or by off-set of receivables, and that should be excluded any issuance of preferred shares with or without voting right or investment certificates. Such securities may in particular be issued in order to remunerate securities that would be contributed to the company, in the context of an exchange offer carried out in France or abroad according to local rules (for example in the context of an Anglo-Saxon "reverse merger") on securities meeting the conditions set by Article L.225-148 of the French Commercial Code;

2. Delegated to the Board of Directors the necessary powers to issue, in addition to the issuance that could be carried out pursuant to this delegation, shares or securities representing a portion of the company's capital to be issued further to the issuance by the companies in which the company directly or indirectly holds more than half of the share capital, with the consent of the latter:

         o of bonds issued by the company's subsidiaries with equity warrants of the company; or

         o of any other securities issued by the subsidiaries of the company entitling them through conversion, exchange, reimbursement, presentation of a warrant or otherwise, to the granting at any time or at fixed date, of securities which, for such purpose, would be issued, or are already issued, to represent of portion of the company's capital.

This decision automatically entails, in favor of the holders of securities likely to be issued by the company's subsidiaries, waiver by the shareholders of the company of their preferred subscription right to the shares or securities to which such securities entitle.

The issuance of shares or warrants and securities representing a portion of the capital of the company following the transactions referred to in this paragraph 2 may not, in all events and without taking into account the adjustments likely to be carried out pursuant to the law, result in increasing the nominal capital of the company by an amount higher than thirty million euros, or the equivalent of such amount, that will be charged on the global upper limit set below for the capital increases likely to be carried out pursuant to this delegation.

3. Decided to set as follows the limits of the amounts of issuance authorized in case of use by the Board of Directors of this delegation:

         o the maximum nominal amount of the capital increases likely to be carried out, either directly or not, from the issuance of shares or securities referred to above is set at thirty million euros; it being specified that the nominal amount of all capital increases likely to be carried, either directly or not, pursuant to the eleventh and thirteenth resolutions of this meeting should be charged on this amount;

         o to such upper limit the nominal amount of the shares to be possibly issued in case of new financial transactions should be added, if necessary, to preserve, pursuant to the law, the rights of holders of securities entitling to shares in the future;

         o the global maximum nominal amount of the issuance of securities representing receivables on the company granting access to the capital may not exceed thirty euros or the equivalent on such day of this amount in any other currency or other monetary unit set up by reference to several currencies; it being specified (i) that this amount is independent from the amount of the bonds and other interest notes likely to be issued pursuant to the [tenth] resolution of this meeting and (ii) that the nominal amount of the interest notes likely to be issued pursuant to the eleventh resolution of this meeting shall be charged on this amount.

4. Set at twenty-six months, as from the day of this meeting, the term of validity of this delegation;

5. Decided to suppress the preferred subscription right of the shareholders to securities being the purpose of this resolution, by leaving to the Board of Directors, however, the possibility to grant to the shareholders, for a time-period and according to terms and conditions, it will set and for all or part of a carried out issuance, a preferred subscription that does not give rise to the creation of negotiable rights and that shall be exercised in proportion to the number of shares owned by each shareholder and may be possibly supplemented by a subscription for remaining securities; it being specified that the unsubscribed securities will be the purpose of a public investment in France and/or abroad and/or on the international market;

6. Decided that should the subscriptions, including those of the shareholders, if any, have not absorbed the aggregate issuance, the Board might limit the amount of the transaction to the amount of the subscriptions received, provided that such amount reaches, at least, three-quarters of the decided issuance;

7. Took note and decided, insofar as necessary, that this delegation would automatically entail, in favor of the holders of issued securities, waiver by the shareholders of their preferred subscription right to the securities to which the securities issued should entitle;

8. Decided to suppress the preferred subscription right of the shareholders to shares issued by conversion of bonds or exercise of autonomous warrants;

9. Decided, pursuant to Article L.225-136 2(degree)of the French Commercial Code, that:

         o the issuance price for the shares directly issued should be at least equal to the average first listed market prices of the former share noticed on the Premier marche of the Paris Stock Exchange for ten consecutive trading days chosen among the last twenty trading days prior to the beginning of the issuance, after adjustment, if necessary, of such average in case of difference between the maturity dates;

         o the issuance price of the securities (including autonomous warrants) other than shares shall be such as the amount immediately received by the company, increased, if necessary, by the amount likely to be subsequently received by it, or, for each share issued as a result of the issuance of such other securities, at least equal to the adjusted average market price defined in the previous paragraph;

         o the conversion, reimbursement or generally the transformation into shares of each convertible, reimbursable or otherwise transformable bond will be made, considering the par value of the bond, in a number of shares such as the amount received by the company, for each share, to be at least equal to the adjusted average market prices defined in the first section of this paragraph 9;

10. Decided that the Board of Directors should have all powers, with possibility to sub-delegate under the conditions set by law, to implement this delegation, for the purpose, in particular, of:

         o  determining the class of securities to be issued;

         o deciding the amount to be issued, the issuance price as well as the amount of the premium that might, if necessary, be requested upon issuance;

         o determining the dates and terms and conditions of the issuance, the nature, features of the securities to be issued, deciding, furthermore, in case of interest notes, of their subordinated or not nature, setting their interest rate, their term and the other terms and conditions of issuance and amortization;

         o determining the method of payment of the shares or other securities to be issued immediately or in the future;

         o setting, if necessary, the terms and conditions of exercise of the rights attached to the shares or securities to be issued and, in particular, setting the date, even retroactive, as from which the new shares would bear interest, determining the terms and conditions of exercise of the rights to conversion, exchange, reimbursement, if any, including by delivery of assets of the company such as shares or securities already issued by the company, as well as all other terms and conditions of completion of the issuance;

         o setting the terms and conditions according to which the company will have, if necessary, the possibility to purchase or exchange on the stock exchange, at any time or during determined periods, the securities to be issued immediately or in the future with a view to canceling them or not, considering the legal provisions;

         o providing for the possibility to possibly suspend the exercise of the rights attached to the securities issued for a maximum three-month period;

         o more particularly, in case of issuance of securities for the purpose of remunerating securities contributed in the context of an exchange offer (OPE), setting the list of the securities contributed to the exchange, the conditions of the issuance, the exchange parity as well as, if necessary, the amount of the cash adjustment to be paid and determining the terms and conditions of the issuance in the context either of an OPE, an alternative purchase or exchange offer, or a sole offer proposing the purchase or exchange of the securities referred to for payment in securities and in cash, or a tender offer (OPA) or an exchange as a principal matter, along with an OPE or OPA as a subsidiary matter, or any other form of tender offer complying with the law and regulation applicable to said tender offer;

         o at its sole initiative, charging the cost of capital increases on the amount of the premiums related thereto and withdrawing on such amount the sums necessary to amount the legal reserve to one-tenth of the new capital after each capital increase;

         o proceeding to all adjustments required in accordance with the legal and regulatory provisions in order to take into account the effect of transactions on the company's capital, in particular modification of the par value of the share, capital increase through incorporation of reserves, free granting of shares, regrouping of securities, distribution of reserves or any other assets, amortization of the capital, or all other transactions related to equity capital, and setting the terms and conditions according to which the preservation of the rights of holders of securities giving access in the future to the capital will be ensured, if necessary;

         o noting the completion of each capital increase and proceeding to subsequent modifications of the by-laws;

         o generally, entering into all agreements, in particular to carry out the contemplated issuance successfully, taking all measures and carrying out all formalities necessary for the issuance, listing and financial payment of the securities issued pursuant to this delegation as well as the exercise of the rights attached thereto.

11. Took note that this delegation deprives of effect as from this day, up to the portion not yet exercised, if any, all prior delegation relating to the issuance, without preferred subscription right, of securities giving access, immediately or in the future, to a portion of the company's share capital.

12. Took note of the fact that, in the event that the Board of Directors would use the delegation granted to it in this resolution, the Board of Directors will report to the following ordinary shareholders' meeting, in accordance with Article L.225-129-V, paragraph 3, of the French Commercial Code, the use made of the authorizations granted in this resolution.



Thirteenth resolution (Authorization to be given to the Board of Directors for the purpose of proceeding to the share capital increase through incorporation of premiums, reserves, profits or other)

The shareholders' meeting, ruling under the quorum and majority conditions required for ordinary shareholders' meetings, having read the report of the Board of Directors and pursuant to the provisions of Article L.225-129-II of the French Commercial Code:

1. Delegated to the Board of Directors all powers to increase the capital at one or more times under such proportion and at such periods as it might deem appropriate through incorporation of premiums, reserves, profits or any other means, and whose capitalization would be possible pursuant to the law and the by-laws under form of granting of free shares or increase of the par value of the existing shares or through joint use of such two processes. The maximum nominal amount of the capital increases likely to be completed in this respect may not exceed ten million euros; it being specified that the nominal amount of any capital increase likely to be completed, directly or not, pursuant to the eleventh and twelfth resolutions submitted to this meeting, should be charged on such amount;

2. In case of use by the Board of Directors of this delegation of powers, it will have all powers, with possibility to sub-delegate under the conditions set by the law, to implement this delegation, in particular, for the purpose of:

         o setting the amount and nature of the sums to be incorporated to the capital, setting the number of new shares to be issued and/or the amount by which the par value of the existing shares forming the share capital will be increased, setting the date, even retroactive, as from which the new shares will bear interest or the date on which the increase of the par value will be effective;

         o  deciding, in case of distributions of free shares:

         - that as an exemption to the provisions of Article L. 225-149 of the French Commercial Code, the fractional rights will not be tradable and that he corresponding shares will be sold; the sums from sale will be allocated to the holders of the rights no later than thirty days after the date of registration on their account of the whole number of granted shares;

         - that those shares to be granted for former shares benefiting from a double voting right will benefit from such right as from their issuance;

         - to make all adjustments required pursuant to the legal and regulatory provisions;

         - to notice the completion of each capital increase and to proceed to the subsequent modifications of the by-laws;

         - generally, to enter into all agreements, to take all measures and to carry out all formalities necessary for the issuance, listing and financial payment of the securities issued pursuant to this delegation as well as the exercise of the rights attached thereto.

3. Such authorization deprives of effect as from this day up to the portion not yet exercised, if any, any prior delegation granted to the Board of Directors for the purpose of proceeding to the share capital increase through incorporation of premiums, reserves, profits or other. It is granted for a twenty-six-month period as from this day.

Fourteenth resolution (Regularization of the decision to increase the share capital of the company made under the first resolution of the shareholders' meeting March 23, 2001)

The shareholders' meeting, ruling under the quorum and majority conditions required for extraordinary shareholders' meetings, having read the report of the Board of Directors, reiterated, insofar as necessary, the terms of the first resolution adopted during the extraordinary shareholders' meeting of March 23, 2001.

Fifteenth resolution (Authorization to be granted to the Board of Directors in order to proceed to the share capital increase through issuance of shares reserved for employees with suppression of preferred subscription right in favor of the latter)

The shareholders' meeting, ruling under the quorum and majority conditions required for extraordinary shareholders' meetings, having read the report of the Board of Directors and the special report of the statutory auditors, and pursuant, on the one hand, to the provisions of Articles L.225-129 VII and L.225-138 of the French Commercial Code, and on the other hand, of Articles L.443-1 et seq. of the French Labor Code:

1. Delegated to the Board of Directors the necessary powers to carry out the share capital increase, at one or more times, of a maximal nominal amount of five million euros, through issuance of shares reserved for employees, pre-retired or retired persons of the company and of French or foreign companies related thereto under the legal conditions, since such employees, pre-retired or retired persons abide by a company or group savings plan or a voluntary employee savings partnership plan that would be set up pursuant to Article L.443-1-2 of the French Labor Code;

2. Set at twenty-six month, as from the day of this meeting, the term of validity of this delegation;

3. Decided that the issuance price for the new shares might not be greater than the average first listed market prices of the share on the Premier marche of the Paris Stock Exchange during the twenty trading days preceding the day of the decision setting the date of opening of the subscriptions, or lower than 20% of such average for the members of a company savings plan or 30% for the members of a voluntary employee savings partnership plan;

4. Decided to suppress in favor of the beneficiaries indicated above the preferred subscription right of the shareholders to the securities being the purpose of this authorization, and to waive any right to free shares that would be issued in accordance with this resolution;

5. Decided that the Board of Directors would have all powers to implement this delegation, with possibility to sub-delegate under the legal conditions, within the limits and under the conditions specified above for the purpose, in particular, of:

         o setting under the legal conditions the list of the companies whose employees, pre-retired or retired persons might subscribe to the issued shares;

         o deciding that the subscriptions might be carried out directly or through collective bodies;

         o determining the conditions under which the retired and pre-retired members of a company or group savings plan might or not subscribe to the capital increase;

         o setting the amounts of the issuance that would be completed pursuant to this authorization and deciding in particular the issuance price, dates, time-periods, terms and conditions of subscription, payment, delivery and use of the shares, within the applicable legal or regulatory limits;

         o in case of granting of free shares or other securities granting access to the capital, setting the number of shares or free securities to be issued, the number to be granted to each beneficiary, and setting the dates, time-periods, terms and conditions of granting of such shares or securities within the applicable legal or regulatory limits;

         o noting the completion of the capital increases up to the amount of the shares that would actually be issued pursuant to this authorization and proceeding to the subsequent modifications of the by-laws;

         o if necessary, charging the costs of capital increases on the amount of the premiums related thereto and withdrawing on such amount the sums necessary to amount the legal reserve to one-tenth of the new capital after each capital increase;

         o generally, entering into all agreements in particular to carry out the contemplated issuance successfully, taking all measures and carrying out all formalities necessary for the issuance, listing and financial payment of the securities issued pursuant to this delegation as well as the exercise of rights attached thereto.

Sixteenth resolution (Authorization to be granted to the Board of Directors in order to grant stock options)

The shareholders' meeting, ruling under the quorum and majority conditions required for extraordinary shareholders' meetings, having read the report of the Board of Directors and the special report of the statutory auditors prepared pursuant to the law, authorized the Board of Directors, in the context of the provisions of Articles L.225-177 through L.225-186 of the French Commercial Code, to grant, at one or more times, in favor of such members of the staff as it might determine among the employees and possibly the corporate officers of the company and companies or groups related thereto under the conditions referred to in Article L.225-180 of said Code, options entitling to the subscription of new shares of the company to be issued as capital increase, as well as options entitling to the purchase of shares repurchased by the company.

The stock options granted pursuant to this authorization may not entitle to a total number greater than 600,000 shares and shall be exercised within a maximum period of eight years.

Consequently, the shareholders' meeting granted all powers to the Board of Directors, with possibility to sub-delegate under the legal conditions, in order to set the conditions under which the options would be granted, in particular to determine the companies, members of the staff and corporate officers concerned, as well as the number of shares that might be subscribed or purchased by each of them. Such conditions might in particular include clauses conditioning the exercise of such options to the completion of some targets set by the board, as well as clauses prohibiting the immediate resale of all or part of the shares without the time-period imposed for conservation of securities exceeding three years as from the exercise of the option.

The price to be paid at the time of the release of the stock option shall be set by the Board of Directors without such price being lower than the limit then applicable referred to in Article L.225-177 of the French Commercial Code. In the case of purchase option, such price may not be lower than the limit then applicable referred to in Article L.225-179 of such Code. However, if during the period when the granted options might be exercised, the company carries out one of the financial transactions or securities transactions provided for in Article L.225-181 of such Code, the Board of Directors will adjust, under the conditions provided for by the regulations then in force, the number and price of the shares included in the options granted to beneficiaries of options to take into account the effect of such transaction.

This authorization entails, in favor of the beneficiaries of stock options, express waivers from the shareholders of their preferred subscription right to shares that will be issued as the stock options are exercised. The share capital increase resulting from the exercises of stock options will be finally carried out as a result of the sole declaration of exercise of option along with subscription forms and exercise payments that may be made in cash or by offset with receivables on the company. The Board of Directors will notice, if necessary, under the legal conditions, the number and amount of shares issued further to exercises of stock options and will bring the necessary modifications to the clauses of the by-laws relating to the amount of the share capital and the number of shares representing it.

Finally, the Board of Directors will have all powers necessary to set the dates of exercise of the options, temporarily suspend the exercise thereof in case of financial transactions and decide all other terms and conditions of such options.

Such authorization deprives of effect from this day up to the portion not exercised yet, if any, any prior delegation granted to the Board of Directors in order to grant stock options. It is given for a twenty-six-month period as from this day.

Seventeenth resolution (Delegation to be given to the Board of Directors in order to proceed with the share capital increase through issuance of shares and/or other securities granting access immediately or in the future to shares of the company in case of tender offer on the company's securities)

The shareholders' meeting, ruling under the quorum and majority conditions required for extraordinary shareholders' meetings, having read the report of the Board of Directors, authorized the Board of Directors to use, in all or part, pursuant to the legal provisions, authorizations given to the Board of Directors by the eleventh and twelfth resolutions to increase the share capital through issuance of shares or other securities referred to in said resolutions in the event that one or more tender offers, exchange offers or any other form of tender complying with the applicable laws and regulations would take place on the securities issued by the company during the offer period.

This authorization is granted for a term to expire upon adjournment of the meeting called to rule on the financial statements for the fiscal year ending December 31, 2002.

Eighteenth resolution (Compliance of the by-laws with the Law of May 15, 2001 relating to new economic regulations. Statutory modifications and reshaping of the by-laws)

The shareholders' meeting, ruling under the quorum and majority conditions required for extraordinary shareholders' meetings, having read the report of the Board of Directors and the proposed new drafting of the by-laws, decided to proceed with a reshaping of the by-laws so that they comply with the Law n(degree)2001-420 of May 15, 2001 relating to new economic regulations, adopted the new text thereof, which would remain attached to the minutes of this meeting, and decided that the new by-laws would come into force upon adjournment thereof.

Nineteenth resolution (Approval of the Contribution of the Business Activity from Genesys SA to Genesys Conferencing France SA)

The general meeting - rendering its decisions pursuant to rules relating to a quorum and a majority required for extraordinary general meetings - after having acknowledged reports from the Board Meeting and from the commissioner for the scission appointed further to an order rendered by the President of the Commercial Court (Tribunal de Commerce) of Creteil (France) and after having acknowledged the approval of this contribution by both bodies of debenture holders gathered in special meetings on June 17, 2002 further to a first convening and on June 28, 2002 further to a possible second convening :

y Recognizes having acknowledged the contribution project and its exhibits signed on the date of May 7, 2002 with the company GENESYS CONFERENCING FRANCE, a corporation (societe anonyme) with a registered capital of
     604.608 Euros and its registered office located at n(degree)1 Bd Hyppolite Marques - F 94200 IVRY SUR SEINE, incorporated in the Trade & Companies Register of CRETEIL under number 338 259 385, in accordance with its terms the company GENESYS transfers to the company GENESYS CONFERENCING FRANCE as partial contribution of assets placed under the legal system of scissions, the total amount of elements forming assets and liabilities of the activity branch of teleconference and group virtual communication services, namely audioconference, dataconference, webconference, eventstreaming, services related and complementary to the foregoing services and relating activities (marketing, commerce, administration, finance, technical operating), the said contribution valuated at the net sum of 1,367,810 Euros, in consideration of the granting to the company GENESYS of 111,671 shares of a nominal value of 8 Euros each, fully paid up with enjoyment as of the date of their issue, issued with a global contribution agio of 474,442 Euros, to be created by the company GENESYS CONFERENCING FRANCE as capital increase ;

y Approves this convention under all its provisions and consequently the contribution which it plans, it being specified that liabilities taken on by the company GENESYS CONFERENCING FRANCE shall no longer be borne by the company GENESYS.

y Decides that the contribution is final, the transaction executed on this day.

Twentieth Resolution (definitive realization of contribution)

The general meeting - rendering its decisions pursuant to rules relating to a quorum and a majority required for extraordinary general meetings - grants all powers to Mr. Legros and Mr. Lecina who may act together or separately to continue the final execution of the contribution, themselves or through a representative appointed by them and consequently :


     >>   to reiterate if necessary the contribution made to the company GENESYS
        CONFERENCING FRANCE, to proceed with all confirming and complementary actions or corrections which may be necessary, accomplish all useful formalities to facilitate the transmission of elements brought by the company GENESYS to the company GENESYS CONFERENCING FRANCE ;

     >>   to draft and sign the certificate of consistency and compliance provided under article 236-6 of the (French) Commercial Code ;

     >>   to complete all formalities, file all declarations with
        administrations and all formal notices and notifications to whoever.


For the purposes here above sign all papers, instruments and documents, elect domicile, substitute and delegate within the limits of these powers and proceed with any necessary action.

Twentieth-one Resolution (Powers to carry out formalities )

The general meeting - rendering its decisions pursuant to rules relating to a quorum and a majority required for extraordinary general meetings - grants all powers to the holder of an original, a copy or an abstract of the minutes of this meeting to proceed with all filings and formalities wherever necessary.

                                 Annex: By-laws

TITLE I - FORM - PURPOSE - CORPORATE NAME- REGISTERED OFFICE - TERM

ARTICLE 1 - FORM

The company shall be under form of a French societe anonyme. It shall be governed by the legal and regulatory provisions applicable to societes anonymes, as well as by these by-laws.

ARTICLE 2 - PURPOSE

The purpose of the company shall be, in France and abroad:

     - any transactions related to: research, exploitation, studies, design, development, tests, manufacturing, experimentation, production, distribution, applications, technology transfers concerning components, equipment, systems, services, implementing material and/or software related to micro-electronics and/or optoelectronics, and/or optics, and/or mechanics, and/or acoustics, and/or chemistry, and/or biochemistry, and/or communications, and/or computer science, and/or artificial intelligence, falling within the communication and leisure fields,

     - directly or indirectly, on its own behalf or on behalf of third parties, either alone or with third parties, through creation of new companies, contributions, support, subscription to purchase securities or corporate rights, merger, alliance, partnership or renting or letting out or management of any goods or rights or otherwise,

     - and more generally, all financial, commercial, industrial, civil, real or movable property transactions whatsoever that may be, indirectly or directly, connected with any of the specified purposes or with any components of corporate property,

In particular, the company may organize a centralized cash management system with companies having with it, either directly and/or indirectly, share capital links, with a view to favor the optimal management both of resort to credit and investment of cash surplus through any means complying with the applicable law on the day of application of such system.

ARTICLE 3 - CORPORATE NAME

The company's corporate name shall be:  "GENESYS".



ARTICLE 4 - REGISTERED OFFICE

The registered office shall be located at: "L'Acropole", 954/980 Avenue Jean Mermoz, 34000 Montpellier.

The Board of Directors shall be empowered to transfer the registered office under the conditions provided for by applicable law and regulations.

ARTICLE 5 - TERM

The term of the company shall be 99 years beginning on the date of its registration with the Registry of Commerce and Companies, except early dissolution or extension.

                        TITLE II - SHARE CAPITAL - SHARES


ARTICLE 6 - SHARE CAPITAL

The share capital shall be seventy six million four hundred and five thousand two hundred and eighty five (76.405.285) euros. It shall be formed of fifteen million two hundred eighty one thousand fifty seven (15,281,057) shares of par value five (5) euros each, fully paid up and all of same class.

ARTICLE 7 - MODIFICATIONS OF THE SHARE CAPITAL

The share capital may be increased, reduced or amortized under the conditions provided for by applicable law and regulations.

ARTICLE 8 - PAYING-UP OF THE SHARES

Any subscription of shares in cash at the time of a capital increase must come with the payment of one quarter at least of the par value of the subscribed shares and the aggregate issue premium, if any.

The paying-up of the remainder may occur in one or several times upon call of the Board of Directors, within a five-year period as from the day when such capital increase has become final.

Calls for such funds shall be notified to the subscribers at least fifteen days before the date set for each payment, either by registered mail with return receipt requested, or by notice published in a legal notice journal in the venue of the registered office.

Any delay in the payment of the sums due on the unpaid-up amount of the shares bears, automatically and without need to carry out any formality, interest at the legal rate, from the date of payability of such sums, without prejudice to the personal action that the company may exercise against the defaulting shareholder and the measures for immediate enforcement provided for by the law.

ARTICLE 9 - FORM OF THE SHARES

1. Identification of shareholders

The shares shall be held in registered or bearer form, at the shareholder's election. The shares and all other securities issued by the company must be recorded on an account in the name of their owner pursuant to the applicable legal and regulatory provisions.

When the owner of the securities has not his domicile on the French territory, any intermediary may be registered on behalf of such owner. Such registration may be carried out under form of collective account or in several individual accounts, each corresponding to one owner.

The registered intermediary shall, when opening his account with either the issuing company or the authorized bookkeeping financial intermediary, declare his capacity as intermediary holding securities on behalf of another person.

With a view to the identification of holders of bearer securities, the company may ask at any time the body in charge of clearing the securities, if any, the name or corporate name, nationality, year of birth or incorporation and address of the holders of securities that carry, immediately or in the future, rights to vote at its own meetings, as well as the quantity of securities held by each of them and the restrictions burdening such securities, if any.

Considering the list provided by the body in charge of clearing the securities, the company may ask either such body either directly the persons appearing on such list and who the company assumes that they may be registered on behalf of third parties, the information regarding the owners of the securities.

In case of registered securities, the company may ask at any time the intermediary registered on behalf of third party owners of securities to reveal the identity of the owners of such securities.

As long as the company assumes that some holders of securities, under bearer or registered form, and whose identity has been communicated to it are holders on behalf of third party owners of securities, it shall be entitled to ask such holders, under the conditions provided for below, to reveal the identity of the owners of such securities.

At the end of the information requests referred to above, the company may ask any legal entity holding its shares and owning interests in excess of 1/40th of the capital or voting rights to notify to it the identity of persons directly or indirectly holding more than one third of its capital or voting rights.

When the person being the purpose of an information request pursuant to the provisions of this Article does not answer within the prescribed periods or sends erroneous or incomplete information, the securities for which such person has been registered in account will be deprived of right to vote at all Shareholders' Meetings until the date of regularization of the identification and the payment of dividends is postponed until such date.

2. Threshold crossing

Any individual or legal entity, acting alone or in concert with others, who will hold or cease to hold, directly or indirectly, a portion equal to, or greater than, 1% of the share capital or a multiple of such portion up to the threshold of 34% of the share capital, shall be bound to notify the company, by registered mail with return receipt requested within a period of five trading days from the day any of such thresholds is crossed, the total number of shares and voting rights it owns directly and in concert, as well as the number of securities granting access in the future to the capital of the company and the voting rights potentially attached thereto.

The intermediary registered as holder of securities shall be bound, without prejudice to the obligations of the owners of such securities, to carry out the declarations provided for in this Article for all the shares of the company for which it is registered in account.

Non-compliance with the foregoing provisions shall be sanctioned by the deprivation of the voting rights attached to the securities exceeding the undeclared portion at all Shareholders' Meetings being held within two years following the date of regularization of the notification provided for above, if the application of such penalty is required by one or more shareholders holding at least 5% of the share capital, such request being recorded in the minutes of the Shareholders' Meeting.

ARTICLE 10 - ASSIGNMENT AND TRANSFER OF THE SHARES

The shares shall be freely negotiable. Assignments or transfers of shares shall be carried out vis-a-vis the company and third parties by book entry from account to account under the conditions provided for by the applicable regulations. The provisions of this Article shall also apply to the other securities of all nature issued by the company.

ARTICLE 11 - RIGHTS AND OBLIGATIONS ATTACHED TO THE SHARES

Each share shall entitle the holder to a part in the profits and the corporate assets, in proportion to the portion of the capital it represents.

The shareholders may be held responsible for up to the par value of the shares they own.

The rights and obligations attached to the share shall follow the title when it is transferred to another person.

The ownership of a share shall automatically include the approval of the company's by-laws and the decisions of the Shareholders' Meeting.

Heirs, creditors, assignees or other representatives of a shareholder may not require opposition to seals on the properties and values of the company, or request the distribution or public sale thereof, or interfere with the instruments of its management. They must, to exercise their rights, refer to the corporate inventories and decisions of the Shareholders' Meeting.

Each time it is necessary to own several shares to exercise any right, the owners of isolated securities, or in a number lower than required, may exercise such rights only provided that they take responsibility for the grouping and possibly the purchase or sale of necessary securities.

All share entitles, during the existence of the company or upon liquidation, to the payment of the same net amount for any allocation or reimbursement; consequently, all the shares will be grouped as regards tax credits or imputations, and for all taxes likely to be borne by the company, considering their respective par value and right to exercise.

Each shareholder shall have a number of votes equal to the number of shares which he or she owns or represent subject to the following provisions.

A double voting right shall be attributed to all shares held in registered form and fully paid-up that are registered in the name of the same shareholder for at least [two] years.

Double voting rights shall cease automatically upon conversion of the holding of the shares from registered form to bearer form or transfer of their ownership, subject to the limitations provided by law. New shares allocated to shareholders pursuant to a capitalization of reserves, profits or issue premiums shall benefit from the double voting right upon their issuance to the extent they relate to shares which themselves benefit from such right.

ARTICLE 12 - INDIVISIBILITY OF SHARES - OWNERSHIP WITHOUT USUFRUCT - USUFRUCT - PLEDGE

The shares shall be indivisible vis-a-vis the company.

Joint owners of shares must be represented with the company by only one of them or by a sole agent, who will be appointed by a court in case of disagreement.

Except otherwise agreed and notified to the company, owners with usufruct in respect of shares validly represent the owners without usufruct vis-a-vis the company. However, the voting right shall belong to the owner without usufruct at the Extraordinary Shareholders' Meetings.

The voting right shall be exercised by the owners of securities given as pledge.

             TITLE III - ADMINISTRATION OF THE COMPANY - SUPERVISION


ARTICLE 13 - BOARD OF DIRECTORS - FORMATION - CHAIRMAN

1. Formation

The company shall be managed by a Board of Directors whose members are elected by the Ordinary Shareholders' Meeting. Such Board is formed of at least three members and at most eighteen (18), subject to the exemptions provided for by law.

Their term of office shall be a maximum of six years. The term of office as director shall end upon adjournment of the Ordinary Shareholders' Meeting approving the financial statements for the past fiscal year, held in the year during which the term of office of said director expires. Any outgoing directors may be re-elected.

The directors may be revoked at any time by the Ordinary Shareholders' Meeting.

The directors may be individuals or legal entities.

The number of directors being more than 70 years old may not be greater than one third of the directors in office.

The directors who are individuals may belong to boards of directors or supervisory boards of other companies only under the conditions provided for by law.

One or more employees may be appointed as directors pursuant to the legal and regulatory provisions in force. An employee of the company may be appointed as director only under the conditions provided for by law. The number of directors bound with the company by an employment contract may not exceed one third of the directors in office. The directors elected by the employees are not taken into account in determining the maximum number of directors referred to in the first paragraph of this Article.

The directors must each be the owner of at least one share. Such provision does not apply to appointed employee shareholders, if any, who are members of the Board of Directors pursuant to legal provisions. The directors appointed during the existence of the company do not have to be shareholders at the time of their appointment, but must become so within a three-month period, failing which they are automatically deemed to resign.


2. Chairman of the Board of Directors

The Board of Directors shall elect, among its members, a Chairman and, if necessary, several vice-chairmen.

The term of office as Chairman may not exceed that of his position as director. He may be re-elected. The Board of Directors may revoke him at any time.

The Chairman represents the Board of Directors. He organizes and conducts the works thereof, which he reports to the shareholders' meeting. He sees to the good running of the company's bodies and makes sure, in particular, that the directors are able to fulfill their assignment.

The age limit to exercise the position as Chairman is 65 years old.

3. Committees

The Board of Directors may decide the creation of committees in charge of studying the issues that itself or its Chairman submits, for opinion only, to their examination. It sets the composition and attributions of the committees. They shall exercise their activity under its responsibility.



ARTICLE 14 - DELIBERATIONS OF THE BOARD OF DIRECTORS

1. Notice of meeting

The Board of Directors shall meet as often as the interest of the company requires, upon notice given by the Chairman. The Managing Director and, in the event that the Board of Directors was not held less than two months ago, directors representing at least one third of the members of the Board, may also request the Chairman to convene the Board of Directors. Outside such cases, where the Chairman is bound by the requests sent to him, the agenda shall be determined by the Chairman. The meeting shall take place either at the registered office, or in any other place indicated in the notice of meeting.

In principle, the notice of meeting shall be made three days before by letter or telex. However, in case of urgency, the convocation may be made without prior notice and by all means, even orally. Any notice of meeting must mention the main issues appearing in the agenda.

The meetings of the Board of Directors may, in compliance with the applicable legal and regulatory provisions, take place by videoconference.

The Board's meeting shall be chaired by the Chairman or, failing any, by the oldest vice-chairman or by the most senior directors. The Board shall appoint the person who will act as secretary, who needs not be a members.

2. Quorum - Majority

For the deliberations to be valid, the effective presence of at least half of the directors is necessary.

However, the directors taking part in the deliberations of the Board of Directors through videoconference shall be deemed to be present for the calculation of the quorum and majority. Such provision however does not apply to adopt resolutions relating to the preparation of the annual financial statements, consolidated financial statements, the management report, as well as the report on the management of the group if not included in the annual report, appointment or revocation of the chairman of the Board of Directors, as well as the determination of his compensation, the determination of the compensation and revocation of the Managing Director, the appointment and revocation, as well as the determination of the compensation of the vice managing directors.

The decisions shall be made by a majority of the votes of the members present or represented, each director having one vote. Each director may not represent more than one of his/her colleagues. In case of a tie, the chairman of the meeting has casting vote.

3. Registers and minutes

The deliberations of the Board of Directors shall be recorded in minutes drawn up pursuant to the applicable legal and regulatory provisions and signed by the chairman of the meeting and by one director or, in case of disability of the chairman, by two directors.

An attendance register is held and signed by the directors attending the meeting. The justification of the number of directors in office and their appointment validly results, vis-a-vis third parties, from the sole statements in the minutes of each meeting.

Copies or extracts from these minutes shall be certified by the chairman of the Board of Directors, one managing director, the director temporarily delegated in the office as chairman or an agent empowered in this respect.

ARTICLE 15 - POWERS OF THE BOARD OF DIRECTORS

The Board of Directors determines the orientations of the company's activity and sees to their implementation. Subject to the powers expressly granted to the shareholders' meetings and within the limit of the corporate purpose, it shall deal with all issues regarding the good running of the company and settles by its deliberations the matters related thereto.

In the relations with third parties, the company shall be held responsible even by acts of the Board of Directors that do not fall within the corporate purpose, unless it brings evidence that the third party knew that the act was exceeding this purpose or that it could not ignore it given the circumstances, the sole publication of the by-laws being not sufficient to bring evidence.

The Board of Directors proceeds to all such supervisions and controls as it may deem appropriate. Each director receives all information necessary to fulfill his assignment and may be communicated all such documents as he may deem useful.

ARTICLE 16 -GENERAL MANAGEMENT -

Either the chairman of the Board of Directors, or any individual chosen among its members and appointed as Managing Director shall assume, under his responsibility, the general management of the company.

The choice between the two conditions of exercise of the general management is made by the Board of Directors at the time of appointment of its Chairman. The option retained by the Board of Directors may be challenged only at the time of renewal or replacement of the chairman of the Board of Directors or upon expiration of the term of office of the Managing Director. The shareholders and third parties are informed thereof pursuant to the applicable legal and regulatory provisions.

In the event that the Chairman exercises the office as Managing Director, the provisions of these by-laws relating to the latter apply to him.

The Managing Director may be revoked at any time by the Board of Directors. If the revocation is decided without fair ground, it may result in damages, unless he assumes the position as chairman of the Board of Directors.

The Managing Director shall have the most extended powers to act under all circumstances in the name of the company. He exercises such powers within the limit of the corporate purpose and subject to the powers expressly granted by the law to the shareholders' meetings and to the Board of Directors. The Managing Director represents the company in its relations with third parties. The company shall be held responsible even by acts of the Managing Director that do not fall within the corporate purpose, unless the company brings evidence that the third party knew that the act was exceeding this purpose or could not ignore it given the circumstances. The provisions of the by-laws or the decisions of the Board of Directors limiting the powers of the Managing Director are not enforceable vis-a-vis third parties. The Managing Director may be authorized by the Board of Directors to grant security, endorsement and guarantees given by the company under conditions and within limits set by the applicable regulations. A Managing Director who is an individual may exercise another position as managing director only under the conditions provided for by law.

Upon proposal of the Managing Director, the Board of Directors may appoint one or several vice-managing directors, within the limit of five. The vice-managing director(s) may be chosen among the members of the board or outside them. They may be revoked at any time by the board upon proposal of the Managing Director. If the revocation is decided without fair ground, it may result in damages. When the Managing Director ceases to exercise or cannot exercise such position, the vice-managing director(s) shall remain in office and shall keep their attributions until the appointment of the new Managing Director, unless otherwise decided by the board. In agreement with the Managing Director, the Board of Directors determines the scope and term of the powers entrusted to the vice-managing directors. The vice-managing directors shall have vis-a-vis third parties the same powers as the Managing Director.

ARTICLE 17 -  CORPORATE OFFICERS AND MANAGERS

The Ordinary Shareholders' Meeting may grant to the directors, as attendance fees, a sum set each year and which amount is charged to operating expenses of the company.

The Board of Directors shall divide this compensation among its members as it wishes.

The Board of Directors sets the amount and conditions of the compensation of the Chairman and of the Managing Director or vice-managing director(s), if any.

The Board of Directors may grant exceptional compensation for assignments or agencies entrusted to directors; in such case, such compensation shall be charged to operating expenses and submitted to the approval of the Ordinary Shareholders' Meeting.

No other compensation may be granted to the directors unless they are bound with the company by an employment contract under the conditions authorized by law.

ARTICLE 18 - AGREEMENTS BETWEEN THE COMPANY AND A DIRECTOR, A MANAGING DIRECTOR OR A SHAREHOLDER

Any agreement entered into, either directly or through an intermediary, between the company and a member of the Board of Directors, a managing director or a vice-managing director shall be submitted to the prior authorization of the Board of Directors.

Any agreement entered into, either directly or through an intermediary, between a shareholder having a portion of voting rights greater than 5% or, in case of a company shareholder, the company controlling it, shall be submitted to the prior authorization of the Board of Directors.

The same applies for agreements in which any of the persons referred to in the previous paragraphs is indirectly interested or in which it deals with the company through an intermediary.

The same applies for agreements between the company and another undertaking, in the event that any of the directors or managing directors or vice-managing directors of the company is the owner, unlimited partner, manager, director, managing director, member of the supervisory board or managing board of the undertaking, or generally senior managers of such undertaking.

The foregoing provisions do not apply to agreements relating to usual transactions of the company and entered into under normal conditions. However, the interested person shall communicate such agreements to the chairman of the Board of Directors. The president shall communicate the list and purpose of said agreements to the members of the Board of Directors and the statutory auditors.

Any shareholder company having more than 5% of the voting rights of the company shall undertake to request to any company by which it is controlled or which it controls to inform of such situation the company prior to entering into with the latter an agreement submitted to the provisions of this Article.

The interested director, managing director, vice-managing director or shareholder shall be bound to inform the Board of Directors as soon as he has knowledge of an agreement submitted to authorization. He may not take part in the vote on the requested authorization.

Such agreements shall be authorized under the conditions provided for by law.

ARTICLE 19 - STATUTORY AUDITORS

Audit of the company's financial statements shall be carried out by two statutory auditors and two alternate auditors who shall be appointed and shall exercise their assignment pursuant to the law.

                        TITLE IV - SHAREHOLDERS' MEETINGS

ARTICLE 20 - SHAREHOLDERS' MEETINGS

Collective decisions of shareholders shall be taken in Shareholders' Meetings, which are qualified as Ordinary, Extraordinary or Special according to the nature of the decisions they are called to make.

Special Meetings gather the holders of shares of a determined class to rule on any modification to the rights of the shares of this class. These Meetings shall be convened and shall rule under the same conditions as the Extraordinary Shareholders' Meetings.

Any Shareholders' Meeting duly constituted represents all of the shareholders.

The deliberations of the Shareholders' Meeting shall be binding upon all shareholders, even absent, dissidents or incapable.

ARTICLE 21 - NOTICE - AGENDA

Shareholders' Meeting shall be convened and shall rule under the conditions provided for by law. The meetings shall take place either at the registered office, or in any other place specified in the notice of meeting.

The agenda of the Meetings shall be decided by the author of the notice of meeting.

One or more shareholders, representing at least the portion of share capital set by law and acting under the legal conditions and time periods, shall have the possibility to require, by registered mail with return receipt requested, that draft resolutions be mentioned in the agenda of the Meeting.

The Shareholders' Meeting may not decide on any issue that is not mentioned in the agenda, which may not be modified upon second notice of meeting. However, it may, under all circumstances, revoke one or more directors and carry out their replacement.

ARTICLE 22 - ACCESS - POWERS - QUORUM

Any shareholder shall be entitled, upon justification of his/her identity, to take part in the Shareholders' Meetings either by attending them personally, under the conditions set by the laws and regulations, by sending back their proxy and paper mail votes or upon decision of the Board of Directors published in the notice of meeting or in the notice of publication, by remote transmission under the conditions set by said notice.

Such right to attend the Shareholders' Meetings shall be exercised, subject to:

- for the holders of registered shares, a nominal registration in the company's registers;

- for the holders of bearer shares, the filing, in the places mentioned in the notice of meeting, of a certificate delivered by a bookkeeping authorized intermediary certifying that their shares are registered in a blocked account until the date of the meeting.

These formalities shall be carried out two days at least before the meeting. However, the Board of Directors may reduce or suppress this period.

The owners of shares registered in account in the name of their intermediary may be represented to the shareholders' meetings by such intermediary.

In case of a vote by mail, for purpose of calculating the quorum, only the forms received by the company before the Meeting, under the conditions set by regulations, shall be taken into account.

Shall be deemed present for the calculation of the quorum and the majority the shareholders who, upon decision of the Board of Directors to resort to such telecommunication means, take part in the meeting through videoconference or through other telecommunication means enabling their identification under the conditions provided for by law and regulations.

ARTICLE 23 - ATTENDANCE SHEET - OFFICERS OF THE MEETING - MINUTES

In each Meeting an attendance sheet shall be kept including the indications required by law. This attendance sheet, duly initialed by the shareholders present and the agents and to which is attached the powers granted to each agent and any votes by mail, shall be certified true by the officers of the meeting.

The Meetings shall be chaired by the chairman of the Board of Directors or, if he is absent, by a vice-chairman or by a director specifically delegated for this purpose by the Board. If the Meeting is convened by the statutory auditor(s), the meeting shall be chaired by one of them. In all events, failing any person empowered or appointed to chair the Meeting, the latter shall elect its chairman.

The position as tellers shall be exercised by the two shareholders, who are present and who accept it, having both by themselves and as agents, the largest number of votes. The officers of the meeting so gathered shall appoint a secretary who needs not be a shareholder. The assignment of the officers of the meeting shall be to supervise, certify and sign the attendance sheet, to ensure the good holding of the discussions, to rule on disputes during the meeting, to verify the expressed votes and to ensure the regularity thereof and to see to the drawing up of minutes.

Minutes shall be drawn up and copies or extracts from the discussions shall be delivered and certified pursuant to the law.

ARTICLE 24 - ORDINARY SHAREHOLDERS' MEETING

The Ordinary Shareholders' Meeting is the meeting called to make all decisions that do not amend the by-laws.

It must be held at least once a year within the applicable legal and regulatory time-periods, to approve the financial statements for the previous fiscal year and the consolidated financial statements, if any.

Its powers shall include, in particular, the following:

-   To approve, modify or reject the financial statements submitted to it;

-   To rule on the consolidated financial statements;

- To rule on the distribution and allocation of the profits by complying with the statutory provisions;

-   To appoint and revoke the directors and statutory auditors;

- To approve or reject the appointment of directors provisionally carried out by the Board of Directors;

- To rule on the special report of the statutory auditors concerning the agreements submitted to the prior authorization of the Board of Directors;

- To authorize the issuance of bonds which are non convertible or non exchangeable against shares, as well as the constitution of real security interests that might be granted to them.

The Ordinary Shareholders' Meeting validly rules, upon first notice of meeting, only if the shareholders, present, represented or having voted by mail own at least one fourth of the shares having voting rights. Upon second notice of meeting, no quorum is required.

It shall rule upon majority of the votes held by the shareholders present or represented, including the shareholders having sent votes by mail.



ARTICLE 25 -EXTRAORDINARY SHAREHOLDERS' MEETINGS

The Extraordinary Shareholders' Meeting is the only one empowered to modify any provision of the by-laws. However, it may not increase the commitments of the shareholders, subject to the transactions resulting from an exchange or regrouping of shares duly approved and carried out.

The Extraordinary Shareholders' Meeting acts validly only if the shareholders present, represented or having sent a vote by mail, own at least, upon first notice of meeting, one third and, upon second notice of meeting, one fourth of the shares having voting rights. Failing this latter, the second meeting may be postponed to a subsequent date no later than two months after the meeting for which it had been convened.

The Extraordinary Shareholders Meeting shall adopt resolutions upon a two thirds majority of the votes held by the shareholders present or represented, including the shareholders having sent votes by mail.

ARTICLE 26 -COMMUNICATION RIGHT OF THE SHAREHOLDERS

Each shareholder shall be entitled to receive the documents necessary for him/her to decide with full knowledge and to pass an informed judgement on the management and conduct of the company.

The nature of these documents and the conditions of sending or availability shall be determined by applicable law.

         TITLE V - ANNUAL FINANCIAL STATEMENTS - DISTRIBUTION OF PROFITS


ARTICLE 27 - FISCAL YEAR

The fiscal year shall last twelve months. It shall begin on January 1 and end on December 31.

ARTICLE 28 - INVENTORY - ANNUAL FINANCIAL STATEMENTS

A regular accounting of the corporate transactions shall be kept in accordance with law.

Upon closing of each fiscal year, the Board of Directors shall draw up the inventory of the various assets and liabilities existing on such date.

It shall also draw up the balance sheet describing the assets and liabilities and distinctly showing the equity capital, the profit and loss accounts summarizing the proceeds and expenses of the fiscal year, as well as notes completing and commenting the information given by the balance sheet and the profit and loss account, as well as the consolidated financial statements.

The necessary amortization and reserves shall be carried out, even in case of absence or insufficiency of the profit. The amount of the commitments secured, endorsed or guaranteed by the company shall be mentioned after the balance sheet.

The Board of Directors shall prepare a management report on the business of the company during the past fiscal year, its foreseeable evolution, the material events that have occurred between the date of closing of the fiscal year and the date on which it is drawn up, and its research and development activities.

The report of the Board of Directors shall give an account of the aggregate compensation and benefits in kind paid during the fiscal year to each corporate officer by the company, as well as the companies controlled by it.

If necessary, the consolidated financial statements and a management report of the Group shall also be drawn up at the Board of Directors' diligence and presented to the Ordinary Shareholders' Meeting.

ARTICLE 29 - DETERMINATION - ALLOCATION AND DISTRIBUTION OF PROFITS

The profit and loss account summarizing the proceeds and expenses of the fiscal year shall show the amount, after deducing the amortization and reserves, of the profit for the fiscal year.

From the profit of the fiscal year reduced by prior losses, if any, at least 5 % shall be withdrawn to create a legal reserve fund. This withdrawal is no longer required when the reserve fund reaches one-tenth of the share capital; it is required once again when, for any reason whatsoever, the legal reserve has decreased below this one-tenth.

The distributable profits shall be the profits reduced by any prior losses and the amounts allocated to the reserve, pursuant to the law and the by-laws, and increased by any profits carried forward.

These profits shall be distributed among all shareholders in proportion to the number of shares belonging to each of them. The Shareholders' Meeting may decide the distribution of amounts withdrawn on the reserves that are available to it, by expressly indicating the items of the reserve on which the withdrawals are carried out.

However, dividends shall be in priority withdrawn from the profits of the fiscal year. Other than in case of capital reduction, no distribution may be made to shareholders when the equity capital is or would become further to it, lower than the minimum amount of the capital increased by reserves which, according to the law or the by-laws, may not be distributed. The difference of reassessment may not be distributed. It may be fully or partially incorporated in the capital.

However, after deducting the reserved amounts, pursuant to the law, the Shareholders' Meeting may withdraw any such amount as it may deem appropriate to allocate to any facultative, ordinary or extraordinary reserve funds, or may carry amounts forward.

ARTICLE 30 - TERMS AND CONDITIONS OF PAYMENT OF THE DIVIDENDS - INTERIM
DIVIDENDS

The Shareholders' Meeting shall have the power to grant to each shareholder, for all or part of the distributed dividend, an option to receive the payment of the dividend in shares, under the legal conditions, or in cash.

The terms and conditions of payment of the dividends in cash shall be determined by the Shareholders' Meeting or, failing any, by the Board of Directors.

The payment of the dividends in cash shall take place within a maximum of nine months after the end of the fiscal year, unless extension of this period by court authorization.

However, when a balance sheet, drawn up during or at the end of the fiscal year and certified by a statutory auditor, shows that the company, since the closing of the previous fiscal year, after constitution of the necessary amortization and reserves and deduction of the prior losses, if any, as well as the reserved amounts, pursuant to the law or the by-laws, has realized a profit, interim dividends may be distributed before the approval of the financial statements for the fiscal year. The amount of these interim dividends may not exceed the amount of the profit so defined.

No recovery of dividend may be made from the shareholders except when the distribution has been made in breach of the legal provisions and that the company brings evidence that the beneficiaries knew the irregular nature of this distribution at the time it was made or could not ignore it. If necessary, the proceedings for recovery are forfeited unless brought three years after the payment of these dividends.

Dividends not claimed within five years after their payment shall be forfeited.

                 TITRE VI - DISSOLUTION - LIQUIDATION - DISPUTES

ARTICLE 31 - DISSOLUTION - LIQUIDATION

Other than pursuant to dissolution by a court in accordance with law, the company shall be dissolved upon expiration of the term set by the by-laws or by decision of the Extraordinary Shareholders' Meeting.

One or more liquidators shall be then appointed by this Extraordinary Shareholders' Meeting under the quorum and majority conditions provided for the Ordinary Shareholders' Meetings.

The liquidator shall represent the company. He shall have full powers to sell off the assets, even amicably. He is empowered to pay the creditors and distribute the available remainder.

The Shareholders' Meeting may authorize him to carry on the current business or to enter into new business for the purposes of the liquidation.

The distribution of the net assets remaining after reimbursement of the par value of the shares shall be made between the shareholders in the same proportions as their equity capital.

ARTICLE 32 - DISPUTES

Any and all disputes that may arise out during the term of the company or its liquidation, either between shareholders, directors and the company, or among the shareholders themselves, relating to corporate business, shall be settled pursuant to the law and submitted to the courts having jurisdiction in the venue of the registered office.

                                  GENESYS S.A.
               Instructions to THE BANK OF NEW YORK, as Depositary
       (Must be received prior to the close of business on June 10, 2002)

         The undersigned holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the Deposited Securities represented by such Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on May 9, 2002 at the Genesys S.A. Ordinary and Extraordinary Shareholders' Meeting to be held on June 17, 2002 with respect to the resolutions specified in the enclosed Notice of Meeting.

Notes:
1. Instructions as to voting on the specified resolutions should be indicated by an "X" in the appropriate box.
2. It is understood that, if this form is not signed and returned, the Depositary will not vote for such items.


                                                GENESYS S.A.
                                                P.O. BOX 11230
                                                NEW YORK, N.Y. 10203-0230
To change your address, please mark this box.

To include any comments, please mark this box.

             Please complete and date this proxy on the reverse side
              and return it promptly in the accompanying envelope.

                          Please Detach Proxy Card Here
.................................................................................

                                                     X
       Mark, Sign, Date and Return        Votes must be indicated
[ ]    the Proxy Card Promptly            (x) in Black or Blue ink.
       Using the Enclosed Envelope.


    FOR    AGAINST           FOR    AGAINST           FOR    AGAINST            FOR    AGAINST            FOR    AGAINST
1.                       6.                       11.                       16.                       21.
2.                       7.                       12.                       17.
3.                       8.                       13.                       18.
4.                       9.                       14.                       19.
5.                       10.                      15.                       20.

                              --------------------------------------------------
                                                 SCAN LINE
                              --------------------------------------------------

                                The Voting Instructions must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instructions must be executed by a duly authorized Officer or an Attorney.




                              Date    Share Owner sign here   Co-Owner sign here
                              --------------------------------------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 10, 2002

                                  GENESYS SA


                                  By: /s/ Francois Legros
                                      ------------------------------------------
                                      Name: Francois Legros
                                      Title:Chairman and Chief Executive Officer